UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

DIALOG SEMICONDUCTOR PLC
(Translation of registrant's name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

Form 20-F__X__ Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No__X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_________.)

Part 1 Press Release of Dialog Semiconductor Plc dated September 9, 2004: ”Carl Zeiss lens in camera phones enables highest quality in the smallest possible space”
Part 2 Press Release of Dialog Semiconductor Plc dated September 7, 2004: ”New board director for Dialog Semiconductor”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC
Date September 9, 2004	By /s/ ROLAND PUDELKO
Roland Pudelko
Executive Director, CEO and President

Part 1 Press Release of Dialog Semiconductor Plc dated September 9, 2004: ”Carl Zeiss lens in camera phones enables highest quality in the smallest possible space”

Collaboration with Dialog Semiconductor promises exciting market

The lens is supplied by Carl Zeiss, the camera module and electronics by Dialog Semiconductor: with this collaboration, the two companies aim to take part right from the beginning in shaping the growing market for high quality camera phones. An agreement has been signed to this effect.

Oberkochen / Kirchheim/Teck, Germany, September 9, 2004. With this collaboration, the partners will increase the attractiveness of camera phones as an alternative to popular digital cameras. "Camera phones have attained the quality of everyday photography. The various possibilities arising from combining the mobile telephone and the camera promise an exciting market. This is very attractive for Carl Zeiss," emphasizes Dr. Winfried Scherle, general manager of the camera lens division of the world's leading optics company.

The semiconductor specialist Dialog Semiconductor, based in Kirchheim/Teck-Nabern, which specializes in innovative solutions for the mobile communications market, needed the optics expertise from Zeiss. The first jointly developed product is a camera module with a high quality image sensor and integrated image processor. As a result of its three-element lens and extremely aspheric surfaces, the lens is extremely small, with dimensions smaller than the size of a pea, and producing a very high image quality. For this development the camera lens division received the first prize in the "Innovative Business Design" category at the Zeiss Innovation Congress. Dr. Winfried Scherle: "We will soon begin with the volume delivery of the first camera modules".

"The battle for the next generation of camera phones will be decided by the combination of CMOS image sensors with innovative optics," explains Roland Pudelko, CEO and president of Dialog Semiconductor. Pudelko considers 10 megapixels in the camera phone to be well within reach.

Both parties regard the first product as the beginning of a long-term collaboration.

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB: DLG), and on the NASDAQ (DLGS) exchanges.

Forward Looking Statement

This press release contains “forward-looking statements”that reflect management’s current views with respect to future events. The words “anticipate,”“believe,”“estimate, “expect,”“intend,”“may,”“plan,”“project”and “should”and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in the semiconductor and telecommunications markets; changes in currency exchange rates and interest rates, the timing of customer orders and manufacturing lead times, insufficient, excess or obsolete inventory, the impact of competing products and their pricing, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Factors”in Dialog Semiconductor’s most recent Annual Report and under the heading “Risk Factors”in Dialog Semiconductor’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Information about Carl Zeiss

Carl Zeiss is a leading international group of companies operating worldwide in the optical and opto-electronic industry. Carl Zeiss AG is headquartered in Oberkochen, Germany. The Carl Zeiss Group is structured as six business groups that operate with sole responsibility. They are generally ranked first or second in the three strategic markets of biosciences and medical technology, system solutions for industry and optical consumer goods. They offer products and services for biomedical research and medical technology, system solutions for the semiconductor, automotive and mechanical engineering industries, as well as high quality consumer goods such as eyeglass lenses, camera lenses and binoculars.

The Carl Zeiss Group is directly represented in more than 30 countries and operates production facilities in Europe, America and Asia. In fiscal year 2002/03 the global workforce of approximately 14,000 employees generated revenue of about EUR 2 billion. Further information is available at www.zeiss.com.

Photograph caption: At the signing of the collaboration agreement between Dialog Semiconductor and Carl Zeiss (pictured in the photo from left to right): Dr. Winfried Scherle, vice president and general manager, Camera Lens Division at Carl Zeiss, Roland Pudelko, chief executive officer and president of Dialog Semiconductor, and Dr. Franz-Ferdinand von Falkenhausen, executive vice president and general manager, Opto-Electronic Systems at Carl Zeiss.

Contact

Dialog Semiconductor
Birgit Hummel
Tel: +49-7021-805-412
E-mail: birgit.hummel@diasemi.com

Carl Zeiss AG:
Markus Wiederspahn
Tel.: +49 7364 20 2194, e-mail: wiederspahn@zeiss.de

Part 2 Press Release of Dialog Semiconductor Plc dated September 7, 2004:
”New board director for Dialog Semiconductor”

Kirchheim/Teck, Germany, September 7, 2004 –Dialog Semiconductor Plc (NASDAQ: DLGS, FWB: DLG) has appointed a new non-executive director to its board. Aidan Hughes joins the board on October 1, 2004, bringing with him a wealth of financial experience from over 20 years in senior roles at blue chip UK FTSE100 companies as well as leading technology firms.

Aidan Hughes (age 43 years) trained as a chartered accountant with Price Waterhouse in the 1980s before taking senior accountant roles at Lex Service Plc and Carlton Communications Plc. When he joined the Sage Group as finance director in 1993, it was a small software company with market capitalization of approximately £40m. Sage then became one of the UK’s top performing equities, valued at approximately £8.5bn when he left the company in 2000. Hughes’role in this growth was in the acquisition of public and private companies in the UK, the USA and continental Europe, focusing on companies with a user base to which Sage could apply its business model.

Between December 2001 and August 2004 Hughes was a director of Communisis Plc, the UK’s largest provider of print solutions. He first joined the company as a non-executive director and then became finance director, playing a key role in the company’s corporate activities and in developing its profile with investors.

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB: DLG) and on the NASDAQ (DLGS) exchanges.

Contact

Birgit Hummel, Dialog Semiconductor
Neue Straße 95, D-73230 Kirchheim/Teck –Nabern, Germany
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail enquiry@diasemi.com